Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
($'s in 000's)

	December	December	December	December	December
	2014	2013	2012	2011	2010

Fixed Charges:

Interest charges (per I/S)	$41,895	$42,206	$42,250	$29,332	$16,150

Less: net amortization of debt discount and issuance expenses	1,498	1,488	1,685	1,263	547

Adjusted interest charges	40,397	40,718	40,565	28,069	15,603

Add: net amortization of debt discount and issuance expenses	1,498	1,488	1,685	1,263	547

Interest portion of rental charges	6,410	6,307	6,068	6,262	4,587

Total fixed charges	$48,305	$48,513	$48,318	$35,594	$20,737

Earnings:

Pre-tax earnings	$392,440	$353,129	$86,204	$273,881	$231,874

Interest charges	40,397	40,718	40,565	28,069	15,603

Net amortization of debt discount and issuance expenses	1,498	1,488	1,685	1,263	547

Interest portion of rental charges	6,410	6,307	6,068	6,262	4,587

Total earnings	$440,745	$401,642	$134,522	$309,475	$252,611

Ratio of earnings to fixed charges	9.1	8.3	2.8	8.7	12.2

Note: Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a true interest expense amount.